V 3/18/04



04015958

A+ 3/16/2004 ** **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 0 1 2004 WASH. D.C.

181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
008 - 42026
8-42040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1 / 01 / 03__ AND ENDING ___12 / 31 / 03___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER   OFFICIAL USE ONLY

Lunn Partners Securities, LLC

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Franklin Street, Suite 750
　　　　　　　　　　　　　(No. and Street)

Chicago　　　　　　　Illinois　　　　　　　　60606
　(City)　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Lunn　　　　　　　　　　　　　　　(312) 629-1800
　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
　　　　　　　　(Name - if individual, state last, first, middle name)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
　　　☒ Certified Public Accountant
　　　☐ Public Accountant
　　　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond



OATH OR AFFIRMATION

I, **Robert J. Lunn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lunn Partners Securities, LLC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____**Managing Member**_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a)   Facing page.
- [x] (b)   Statement of Financial Condition.
- [ ] (c)   Statement of Operations
- [ ] (d)   Statement of Cash Flows.
- [ ] (e)   Statement of Changes in Member's Capital.
- [ ] (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g)   Computation of Net Capital.
- [ ] (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)   An Oath or Affirmation.
- [ ] (m)   A copy of the SIPC Supplemental Report.
- [ ] (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o)   Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Lunn Partners Securities, LLC

Statement of Financial Condition
December 31, 2003



Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Lunn Partners Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Lunn Partners Securities, LLC (wholly owned by Lunn Partners, LLC) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lunn Partners Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 20, 2004

1

Lunn Partners Securities, LLC

Statement of Financial Condition
December 31, 2003

Assets

Due from clearing broker	$	273,671
Due from parent		76,329
Total assets	**$**	**350,000**

Liabilities and Member's Capital

Liabilities subordinated to claims of general creditors	$	250,000
Member's capital		100,000
Total liabilities and member's capital	**$**	**350,000**

The accompanying notes are an integral part of the statement of financial condition.

Lunn Partners Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Lunn Partners Securities, LLC (the Company), is an Illinois corporation formed on June 27, 1997, for the purpose of conducting business as a broker-dealer in securities and is wholly owned by Lunn Partners, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is scheduled to terminate operations on December 31, 2050.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member's respective share of the Company's income or loss is reportable on its separate federal and state income tax returns.

Note 2. Liabilities Subordinated to Claims of General Creditors

The liability pursuant to a subordinated loan agreement bears interest at a market related floating rate and matures on August 30, 2004. The agreement is with the Company's parent entity, Lunn Partners, LLC. The borrowing is subordinated to claims of general creditors and is covered by an agreement approved by the NASD. As such, the liability at December 31, 2003, is available in computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The balance outstanding under this agreement was $250,000 at December 31, 2003.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $268,360 which was $168,360 in excess of its required net capital of $100,000. At December 31, 2003, the Company's net capital ratio was .00 to 1.

Lunn Partners Securities, LLC

Notes to Statement of Financial Condition
_____

Note 4.   Related Party Transactions

The Company has entered into an operating agreement with its parent whereby all operating expenses of the Company are paid by the parent. For this arrangement, the Company pays a management fee equal to the net profits, as defined. At December 31, 2003, the management fee payable was netted against amounts due from the parent, resulting in a net receivable from the parent.

Note 5.   Commitment

Pursuant to the Company's clearing agreement with Banc of America Securities, the Company is required to maintain a deposit of $250,000 of good and free funds. The deposit requirement was fully funded as of December 31, 2003.

Note 6.   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and options on futures and are used to conduct trading activities and are, therefore, subject to varying degrees of market risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.